SIMPSON THACHER & BARTLETT LLP 425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502
Direct Dial Number 212-455-2579		E-Mail Address jmendez@stblaw.com

April 26, 2019

Re: Graña y Montero S.A.A.

Mr. Dale Welcome

Ms. Jeanne Baker

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Welcome and Ms. Baker,

On behalf of our client Graña y Montero S.A.A. (the “Company”), we are providing below the Company’s response to the oral comments provided on April 25, 2019 to the Company by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), concerning the Form 20-F for the fiscal year ended December 31, 2017 (the “2017 20-F”) filed by the Company.

The Company acknowledges the Staff’s oral comments and confirms that it will, in its annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “2018 20-F”):

•

as required by paragraph 42(a) of IAS 8, correct the error in the presentation of the net gain on the sale of GMD S.A. under “Gain from the sale of investments” in its consolidated statement of income for the year ended December 31, 2017 included in the 2017 20-F, by restating its 2017 statement of income and related notes and disclosures to be included in the 2018 20-F to present the net gain in the line item “Profit or loss from discontinued operations” instead, and

•

include the disclosures required by paragraph 49 of IAS 8 in the notes to its annual audited consolidated financial statements to be included in the 2018 20-F with respect to the above-referenced error.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

April 26, 2019

In addition, the Company confirms that it will analyze whether the above-referenced error was the result of a control deficiency and include, if necessary after such analysis, any additional disclosure that it deems appropriate in the 2018 20-F.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filings with the SEC; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

April 26, 2019

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579.

Very truly yours,

/s/ Juan Francisco Méndez

Juan Francisco Méndez

cc:	Mónica Miloslavich Hart, Chief Financial Officer
Daniel Urbina Pérez, Chief Legal Officer
Carlos Acosta Sr., Moore Stephens SCAI S.A.